SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                          SPIDERBOY INTERNATIONAL, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   3383 12 101
                                 (CUSIP Number)


                                 RICHARD SCHMIDT
             2820 LA MIRADA DRIVE, SUITE H, VISTA, CALIFORNIA  92083
                                 (760) 599-0775
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 5, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


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
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       1     NAME OF REPORTING PERSON
             S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Richard Schmidt
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       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) | |
                                                                         (b) |X|

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       3     SEC USE ONLY

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       4     SOURCE OF FUNDS
             PF and OO (Promissory Note)
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       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS
             2(d) OR 2(e)                                                    | |
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       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             United States of America
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   NUMBER OF        7     SOLE VOTING POWER
    SHARES                10,925,751 shares of the Common Stock of the Issuer
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
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                    8     SHARED VOTING POWER
                          None
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                    9     SOLE DISPOSITIVE POWER
                          10,925,751 shares of the Common Stock of the Issuer
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                   10     SHARED DISPOSITIVE POWER
                          None
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,925,751 shares of the Common Stock of the Issuer

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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
             SHARES (SEE INSTRUCTIONS)
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             25.44% of the Common Stock of the Issuer

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     14      TYPE OF REPORTING PERSON
             IN
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
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock of Spiderboy International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2820 La Mirada Drive, Suite H, Vista, California 92083.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by Richard Schmidt, an individual (the "Reporting Person"). The Reporting Person's business address is 2820 La Mirada Drive, Suite H, Vista, California 92083. The Reporting Person is the Chief Financial Officer and a director of the Issuer. The Issuer's address is 2820 La Mirada Drive, Suite H, Vista, California 92083.

     During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),
(b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 5, 2003, the Reporting Person, Richard Mangiarelli ("Mangiarelli") and Mark N. Pardo ("Pardo") executed that certain Stock Purchase Agreement, pursuant to which the Reporting Person purchased 10,925,751 shares of common stock of the Issuer, no par value per share (the "Shares"). The purchase price for the 21,851,503 shares (the total number sold pursuant to the Stock Purchase Agreement), consisted of $90,000 paid at closing, and a Promissory Note in the amount of $160,000, dated December 5, 2003, and attached as an exhibit to this Schedule 13D. The Reporting Person and Mangiarelli each contributed one-half of such purchase price. The Reporting Person bought the Shares as an investment and used his personal funds, as well as the Promissory Note, for the purchase of such Shares. The Promissory Note is secured by a Stock Pledge Agreement, dated December 5, 2003 and attached as an exhibit to this Schedule 13D. Pursuant to the Stock Pledge Agreement, the Reporting Person and Mangiarelli granted to Pardo a security interest in the 21,851,503 shares of the Issuer's common stock, acquired by Mangiarelli and the Reporting Person pursuant to the Stock Purchase Agreement, as collateral to secure the payment of the Promissory Note.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired his interest in the Issuer solely for investment purposes. Prior to the completion of the Stock Purchase transaction, the Reporting Person was elected Chief Financial Officer of the Issuer. Richard Mangiarelli, the Reporting Person, Paul Ferandell, and John Jordan were elected as directors of the Issuer. Pardo, John Bolen, Jim Cullen, Kimberly F. Oliver, and Michael S. Edwards resigned as the officers and directors of the Issuer. In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

     Subsequent to the consummation of the Stock Purchase transaction, Mangiarelli entered into negotiations to sell 10,925,752 shares of the Common Stock of the Issuer to Janet Risher. Subsequent to the consummation of such proposed Stock Purchase Transaction with Janet Risher, the Reporting Person and Janet Risher plan to sell 21,851,503 shares of common stock of the Issuer owned by Janet Risher and the Reporting Person and 1,000,000 shares of preferred stock of the Issuer to Billy Ray pursuant to a proposed Stock Purchase Agreement.

     If and when the proposed Stock Purchase transactions with Janet Risher and Billy Ray are consummated, immediately following the closing of such proposed
Stock Purchase transactions, the Issuer plans to sell 90 percent of the issued and outstanding shares of the capital stock of Spiderboy.com, Inc., the Issuer's wholly-owned subsidiary, to the Reporting Person and Janet Risher for $1,000 in cash. The Issuer plans to hold the remaining 10 percent as an asset of the Issuer. Upon the effective date of the registration statement filed by Spiderboy.com, Inc. on an appropriate form, the Issuer plans to distribute its shares in Spiderboy.com, Inc. to the stockholders of Issuer on a pro rata basis.


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
     Other than the completed and planned transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     1. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     2. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     3. Any material change in the present capitalization or dividend policy of the Issuer;

     4. Any other material change in the Issuer's business or corporate structure;

     5. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     6. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     7. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     8.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person may be deemed to be the beneficial owner of 10,925,751 shares of the Common Stock of the Issuer, which constitute approximately 25.44 percent of the outstanding shares of the Common Stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer owned by him directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the Common Stock of the Issuer by the Reporting Person during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


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
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                          IDENTIFICATION OF EXHIBIT
-----------                          --------------------------


     1 Stock Purchase Agreement between Mark N. Pardo, Richard Schmidt and Richard Mangiarelli, dated December 5, 2003.

     2 Promissory Note in the amount of $160,000.00 dated December 5, 2003, by Richard Schmidt, Richard Mangiarelli and registrant as the Makers and Mark N. Pardo as the Payee.

     3 Stock Pledge Agreement dated December 5, 2003 between Richard Schmidt and Richard Mangiarelli as Debtors, and Mark N. Pardo as the Secured Party.



                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated: January 23, 2004


                                         _______________________________________
                                         RICHARD SCHMIDT




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